FILE NO. 1-3431 REGULATION BW RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated: March 5, 2014

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus, the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission, the Standard Provisions the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission, and a Prospectus Supplement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6. Not yet known. This information will be included in the Final Terms for a particular issue.

Item 7.	Exhibit

Exhibit A: Prospectus Supplement dated March 1, 2014 (To Prospectus dated May 28, 2008).

Capital at Risk Notes Prospectus Supplement dated March 1, 2014

(To Prospectus dated May 28, 2008)

INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT

CAPITAL AT RISK NOTES

This Prospectus Supplement relates to Capital at Risk Notes (“Capital at Risk Notes”) of International Bank for Reconstruction and Development (“IBRD”). You should read it together with the Prospectus, dated May 28, 2008 (the “Prospectus”), relating to the Global Debt Issuance Facility of IBRD (the “Facility”) and the applicable Final Terms for the Capital at Risk Notes.

Investing in the Capital at Risk Notes involves significant risks, including the risk of loss of some or all of your investment. The security ratings of the Facility will not apply to the Capital at Risk Notes. Capital at Risk Notes may not be assigned any security rating or may be assigned a lower security rating than the Facility. See “Risk Factors” beginning on page S-3 of this Supplement and “Risk Factors” beginning on page 14 of the accompanying Prospectus.

IBRD will specify the terms of each Capital at Risk Note in the applicable Final Terms.

This Supplement highlights information contained elsewhere in the Prospectus and the applicable Final Terms for the Capital at Risk Notes. It does not contain all of the information you should consider before investing in the Capital at Risk Notes. You should also read the more detailed information in the Prospectus and the applicable Final Terms.

THE CAPITAL AT RISK NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”).

Neither the SEC nor any state securities commission has approved or disapproved of the Capital at Risk Notes or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

ABOUT THIS SUPPLEMENT

This Supplement provides certain details regarding the issuance of Capital at Risk Notes by IBRD under the Facility.

This Supplement supplements the Prospectus and all documents incorporated by reference therein, and should be read in conjunction with the Prospectus and such incorporated documents. Unless otherwise defined in this Supplement, terms used herein have the same meaning as in the Prospectus. To the extent that any statements made in this Supplement regarding the Capital at Risk Notes are different (whether expressly, by implication or otherwise) from any statements made in the Prospectus regarding Notes under the Facility generally, such statements made in the Prospectus shall, for purposes of the Capital at Risk Notes, be deemed to be modified or superseded by the statements made herein.

For further information and to find out how you can obtain copies of the documents incorporated by reference in the Prospectus, please read the section entitled “Availability of Information and Incorporation by Reference” beginning on page 4 of the Prospectus. This Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Capital at Risk Notes or the distribution of this Supplement in any jurisdiction where such action is required.

THE CAPITAL AT RISK NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS AND THE OFFERING OR SALE OF THE CAPITAL AT RISK NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS COMES ARE REQUIRED BY IBRD TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF CAPITAL AT RISK NOTES AND ON DISTRIBUTION OF THIS SUPPLEMENT, THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS, SEE “PLAN OF DISTRIBUTION” IN THE PROSPECTUS.

THE CAPITAL AT RISK NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

AN INVESTMENT IN THE CAPITAL AT RISK NOTES ENTAILS CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF SOME OR ALL OF YOUR INVESTMENT. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN CAPITAL AT RISK NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH AND INCORPORATED HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS “RISK FACTORS” BEGINNING ON PAGE S-3 OF THIS SUPPLEMENT AND PAGE 14 OF THE ACCOMPANYING PROSPECTUS.

IBRD is subject to certain information requirements of Regulation BW, promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the SEC. You may get these documents and other documents IBRD has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the Prospectus dated May 28, 2008 and this Supplement through the following link to IBRD’s website: http://www.worldbank.org/debtsecurities/.

The link to IBRD’s website is provided only for the purpose of accessing these documents. IBRD’s website is NOT incorporated by reference to this Prospectus Supplement.

Alternatively, to obtain copies of the Prospectus, this Supplement and any applicable Final Terms, contact your financial professional.

SUMMARY

What are IBRD’s Capital at Risk Notes?

Capital at Risk Notes are a type of debt securities that IBRD may issue pursuant to the Facility. However, an investment in Capital at Risk Notes entails significant risks that are different from those associated with an investment in a conventional debt security issued by IBRD pursuant to its Global Debt Issuance Facility. Capital at Risk Notes may result in the loss of your entire investment, with no payment of any type made to you at maturity.

Each issue of Capital at Risk Notes will have different interest rates, interest payment dates and maturity dates, and may include provisions for early redemption. The terms of each Capital at Risk Note will be specified in the applicable Final Terms.

What investment risks are involved?

The Capital at Risk Notes are designed to be highly speculative and sophisticated investments. Capital at Risk Notes contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The types of events or underliers to which the Capital at Risk Notes will be linked, however, may be significantly more complex than common types of structured notes offered to the public.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular Capital at Risk Note, as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks, including underlier and derivative risk, in the context of their financial situation.

You should consult the information set forth under the captions “Risk Factors” beginning on page S-3 of this Supplement and page 14 of the accompanying Prospectus for a description of the risk factors involved in purchasing Capital at Risk Notes. In addition, the applicable Final Terms of a particular issue of Capital at Risk Notes may include additional risk factors relating to such issue.

What are Capital at Risk Notes rated?

The security ratings in respect of the Facility will not apply to Capital at Risk Notes. Capital at Risk Notes may not be assigned any security rating or, if rated, they may have a lower security rating than the Facility due to the risk of loss of principal. Whether or not a particular issue of Capital at Risk Notes has an assigned security rating, investors should be aware that the terms of the Capital at Risk Notes will create a substantial risk. You may lose some or all of your investment regardless of any assigned rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. In addition, you also will be subject to IBRD’s credit risk.

RISK FACTORS

The following risk factors must be read together with the “Risk Factors” beginning on page 14 of the accompanying Prospectus. Prospective investors also should refer to and carefully consider the applicable Final Terms for each particular issue of Capital at Risk Notes, which will describe additional risks associated with such Notes.

Your investment may result in a loss

You cannot be assured that IBRD will make any payment to you on the Capital at Risk Notes at maturity. The payment at maturity on the Capital at Risk Notes will depend on the features of the particular issue of Capital at Risk Notes as described in the applicable Final Terms. Because of these features, the amount of cash you receive at maturity may be more or less than the amount you invested in the Capital at Risk Notes. Accordingly, you may lose some or all of your investment. There may not be a minimum amount that IBRD will pay at maturity; therefore, you may lose your entire investment in the Capital at Risk Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Capital at Risk Notes, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a conventional senior debt security of IBRD with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike conventional senior debt securities, you may not receive full repayment of principal at maturity.

At the time the terms of your Capital at Risk Notes are set, they may be worth less than the issue price

Capital at Risk Notes contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The estimated value of the Capital at Risk Notes at the time the terms of the notes are set on the trade date may be less than the issue price. This difference may be because of fees, costs, differences in derivatives pricing and other factors. The applicable Final Terms for your notes will explain any such difference in issue price and estimated value and the reasons therefor if applicable to your Capital at Risk Notes.

There may not be an active trading market for the Capital at Risk Notes

Capital at Risk Notes may not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop. Even if a secondary market for the Capital at Risk Notes were to develop, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for Capital at Risk Notes in any secondary market could be substantial. If you sell your Capital at Risk Notes before maturity, you may have to do so at a discount from the initial issue price, and, as a result, you may suffer substantial losses.

INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT

CAPITAL AT RISK NOTES